Via FedEx and EDGAR

 January 22, 2010

Mr. Jay Ingram
Legal Branch Chief
United State Securities and Exchange Commission
1 Station Place, N.E., Mail Stop 4631
Washington, D.C. 20549

RE:	Curtiss-Wright Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 2, 2009 Definitive Proxy Statement on Schedule 14A Filed March 18, 2009 File No. 001-00134

Dear Mr. Ingram:

We are responding to your comment letter dated January 8, 2010 to Glenn E. Tynan, Chief Financial Officer of Curtiss-Wright Corporation relating to the above documents.

For ease of response, we have repeated the Staff’s comments in bold text preceding each response.

1.

We have read your responses to the comments in our letter dated December 1, 2009 relating to your Regulation S-K Item 402 disclosure. Notwithstanding your representations that you intend to enhance your executive compensation disclosure in future filings, under the circumstances, we have determined that an amendment to your annual report is required. Please amend your 2008 Form 10-K to implement revisions to your Item 402 disclosure that are responsive to the comments issued in our December 1, 2009 letter as well as to those set forth below.

Response

We acknowledge the Staff’s comments. We will amend our 2008 Form 10-K to implement revisions to our Item 402 disclosure that are responsive to the Staff’s comments issued in its December 1, 2009 letter as well as to those set forth in the Staff’s January 8, 2010 letter. We will be discussing the amended disclosure with the Board of Directors on February 2, 2010 and intend to file an amended 2008 Form 10-K/A on or before February 12, 2010. Please note that pursuant to our telephone conversation of January 19, 2010, and in accordance with your instruction, we are not providing sample disclosure to the Staff in advance of our filing.

2.

We note your response to comment six of our letter dated December 1, 2009. Please be advised that you may redact information from your filing pursuant to an application for confidential treatment filed under Exchange Act Rule 24b-2 and that Rule 24b-2 sets forth the exclusive means for obtaining confidential treatment of information contained in a document filed under the Exchange Act that would be exempt from disclosure under the Freedom of Information Act. Failure to comply with either the substantive or procedural aspects of the Commission’s confidential treatment process may result in a denial of an application. Promptly file your application and be advised that we will not clear the instant filing of comments until we make a determination regarding the outstanding request for confidential treatment.

Response

We acknowledge the Staff’s comments. We will re-file our Revolving Credit Agreement along with a redacted version of the exhibits and schedules to the Revolving Credit Agreement with our amended 2008 Form 10-K . Simultaneously with the filing of our amended 2008 Form 10-K/A, we will file our application for confidential treatment of such redacted exhibits and schedules with the Secretary of the Securities and Exchange Commission.

3.

We note your response to comment eight of our letter dated December 1, 2009. In addition to disclosing whether a particular named executive officer’s salary falls within the targeted compensation range, please also explain the reasons for paying any amount outside of such range, as requested.

Response

We acknowledge the Staff’s comments. In our amended 2008 Form 10-K per the response to Staff comment 1 above, in addition to disclosing whether a particular named executive officer’s salary falls within the targeted compensation range, we will also explain the reasons for paying any amount outside of such range.

4.

We note your response to comment 12 of our letter dated December 1, 2009. Without more information, we are not able to conclude that you have made a reasonable showing that disclosure of your aggregated growth and return on capital targets tied to payouts under your long-term incentive plan would cause substantial competitive harm. Please provide a more detailed discussion that analyses the nexus between disclosure of the financial objectives and the specific manner in which competitors could use the information to obtain the competitive advantages cited. Also note that to the extent you are permitted to omit disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K, you are required to provide disclosure addressing the level of difficulty associated with achievement of the undisclosed target levels. Refer generally to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response

We acknowledge the Staff’s comments. Upon further review and discussion with Management, we will provide the aggregated growth and return on capital targets designed into the plan, how executive payouts are tied to the achievement of these targets, and the  other information requested in your Comment Letter of December 1, 2009.

5.

Clarify how disclosure of your named executive officer’s personal objectives used to determine incentive payouts for past performance would provide a specific road map to your competition as to how you intend to meet your future growth objectives.

Response

We acknowledge the Staff’s comments. Upon further review and discussion with Management, we will provide the additional disclosure requested in your Comment Letter of December 1, 2009, similar to the disclosure we currently provide for our chief executive officer.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding any of the items addressed in this letter, please contact me at (973) 541-3710, or in my absence, Paul Ferdenzi at (973) 541-3752.

Very truly yours,

Glenn E. Tynan, VP Finance and
Chief Financial Officer